For Immediate Release

NORSAT LAUNCHES NEW MACHINE-TO-MACHINE (M2M) SATELLITE PRODUCT LINE

Norsat’s first satellite M2M product, Sentinel RMC, is an equipment and data as a service package for site monitoring and control.

Vancouver, British Columbia – January 23, 2012 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments has launched its new M2M (machine to machine) Solutions line for the Oil & Gas industry. Norsat’s first product, Sentinel RMC, is an all-inclusive equipment and data as a service package that provides global, remote site data monitoring and control in real time through flexible communication services and an intuitive, web-based interface that enhances the user’s experience. Sentinel RMC is currently designed for down hole well monitoring applications in the Oil & Gas industry; however Norsat’s M2M Solutions can be used for any application requiring real time data monitoring and control, including air and water quality monitoring, early warning weather systems and others.

Sentinel RMC is a fully integrated end to end solution that includes a ruggedized remote terminal unit (RTU), communication services, hosting facilities, and an intuitive user interface to access data. The RTU consists of a powerful, integrated processor, a data storage unit, and numerous general purpose inputs and outputs capable of providing advanced data management and control. With a variety of communication service options including satellite, cellular, terrestrial, and point to point microwave, Sentinel RMC provides connectivity from anywhere in the world using the most cost effective service for the customer’s application and location. The hardened hosting facility ensures that all customer data is protected while the intuitive web-based customer portal provides an easy way for customers to monitor thresholds and receive alarm notifications from anywhere in the world. Sentinel RMC is completely customizable to meet the unique and challenging needs that customers face.

Norsat’s President & CEO, Dr. Amiee Chan stated, “Diversifying into new markets is part of Norsat’s long term growth strategy, and with the launch of Sentinel RMC we are pleased to extend our reach into the Oil and Gas industry. M2M Solutions are increasingly important for data collection and management from rural, urban and remote locations, and Sentinel RMC offers an efficient solution that meets the needs of down hole well monitoring as well as a variety of other applications requiring real time data monitoring and control. Our expertise in challenging communications applications and rugged product design make M2M solutions a very good fit for Norsat, and we look forward to better meeting our customers’ needs through this new product line”

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2808	Tel: 604 821-2809
Email: achan@norsat.com	Email: achin@norsat.com